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17009936

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC
415

SEC FILE NUMBER
8-67384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boustead Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

898 N. Sepulveda Blvd., Suite 475
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moore, 949-295-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boustead Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 28 day of FEBRUARY, 2017 by KEITH MOORE proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

WILLIAM N. ODELSON
Notary Public - California
Orange County
Commission # 2164133
My Comm. Expires Oct 1, 2020

Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Members
Boustead Securities LLC

We have audited the accompanying statement of financial condition of Boustead Securities LLC as of December 31, 2016, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Boustead Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boustead Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Boustead Securities LLC's financial statements. The supplemental information is the responsibility of Boustead Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Boustead Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	424,088
Accounts receivable		13,861
Advances		208,356
Clearing Broker Deposit		16,078
Security Deposit		600
Securities		4,066
Total Assets	$	667,049

Liabilities and Members' Equity

Liabilities		
Accounts Payable and Accrued Expenses	$	125,379
Accrued Commission		155,223
Total Liabilities	$	280,602
Members' Equity		386,447
Total Liabilities and Members' Equity	$	667,049

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenue		
Institutional Sales	$	20,694
Private Placement Commissions		3,002,901
Trading Revenue		137,353
Realized gains (losses)		(36,498)
Unrealized gains (losses)		(13,822)
Other		10,490
Total Revenue	$	3,121,118
Expenses		
Commissions	$	2,622,518
Consulting		181,091
Clearing Fees		49,646
Dues and Subscriptions		11,530
Office expense and rent		107,312
Professional Services		69,634
Regulatory fees		44,227
Repairs		752
Payroll expenses		28,884
Telephone		17,468
Travel		22,921
All other		72,211
Total Expenses	$	3,228,194
Income (Loss) Before Tax Provision	$	(107,074)
Other Income		
Income tax provision		7,400
Net Income (Loss)	$	(114,474)

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Total
Balance, December 31, 2015	$ 500,921
Net Income (Loss)	(114,474)
Balance, December 31, 2016	$ 386,447

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Statement of Changes in Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(114,474)
Realized Gains (Losses)	$	13,822
Unrealized Gains (Losses)	$	36,498
Changes in Operating Assets and Liabilities:		
Accounts Receivable		110,844
Advances		55,174
Clearing Broker Deposit		83,922
Prepaid Expenses		9,476
Deposits		20,232
Accounts Payable & Accrued Expenses		18,779
Accrued Commissions		102,923
Net Cash Provided by (Used in) Operating Activities	$	337,196
Cash Flows for Investing Activities:		
Investments	$	4,561
Cash Flows Provided by Investing Activities	$	4,561
Cash Flows for Financing Activities:		
Repayment of Loan	$	(59,000)
Cash Flows for Financings Activities	$	(59,000)
Net Increase in Cash	$	282,757
Cash at Beginning of Year		141,331
Cash at End of Year	$	424,088
SUPPLEMENTAL INFORMATION		
Cash Paid for Interest	$	-
Cash Paid for Income Taxes	$	7,400

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Boustead Securities, LLC (the "Company"), formerly known as Monarch Bay Securities, LLC was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter;
- Broker or dealer retailing corporate debt securities;
- Underwriter or selling group participant on a best efforts or firm commitment basis as lead underwriter;
- Private placements of securities;
- Merger & acquisition business activities;
- Mutual fund retailer via wire order;
- U.S. government securities broker;
- Put and call broker;
- Distribute third party research;
- Create and distribute research; and
- Conduct securities business with retail customers, institutional customers and broker dealer entities.

Under its membership agreement with FINRA and pursuant to Rules15c3-3 (k) (2) (i) and 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

Note 2 – Significant Accounting Policies (continued)

Investment Banking – Investment banking revenues include fees earned from providing financial advisory and merger-and-acquisition advisory services. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Advisory fees are recognized when the work is performed, retainers are billed as indicated in the contract. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Cash	$ 424,088	$ -	$ -
Clearing Deposits	16,078	-	-
Listed & Other Equity Securities	-	4,066	-
Total	$ 440,166	$ 4,066	$ -

The listed and other equity securities are identified as Level 2 investments representing OTC traded securities held for resale as of December 31, 2016. The OTC traded securities are valued on listed prices of the underlying stocks.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 0	$ 0
Trading deposit receivable	$ 0	$ 0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party Transactions

In December, 2014 Robert Mercer, a member of the Company, loaned the Company $200,000 which was deposited with the Company's clearing broker as a clearing deposit. The loan earns interest at the rate of 8% per year. In 2015, the Company repaid Mr. Mercer $141,000 and in 2016, the Company repaid Mercer $59,000. During 2016 the Companyrecognized $1,825 in interest expense related to the loan.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $160,922 which was $110,922 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.74 to 1.

Note 8 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $6,000 limited liability company fee.

Note 9 – Clearing Broker Deposit

During 2016 the Company terminated itsagreement with its clearing broker and had on deposit a remaining clearing deposit of $16,078 at December 31, 2016.

Note 10 – Exemption from the SEC Rule 15c3-3

Boustead Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 - Litigation

The Companynor its Members are subject to any litigation.

Note 12 – Operating Lease Commitments

The Company leases office space in El Segundo, California under a month to month operating lease.There are no future minimum lease payments under this agreement.

Note 13 – Subsequent Events

The Company has evaluated events subsequent to the date of the balance sheet for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. The Company has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Boustead Securities, LLC
Schedule I - Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	386,447
Non allowable assets		
Advances	$	(208,356)
Security deposit	$	(600)
Accounts Receivable	$	(13,861)
Haircut - securities 15%	$	(2,708)
Net Capital	$	160,922
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness	$	18,707
Minimum dollar net capital required	$	50,000
Net Capital required (greater of above amounts)	$	50,000
Excess Capital	$	110,922
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	132,861
Computation of Aggregate Indebtedness		
Total liabilities net of income taxes payable	$	280,602
Aggregate indebtedness to net capital	$	1.74

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$	160,922
Rounding:	$	-
Net Capital Per Audited Report	$	160,922

See Accompanying Notes to Financial Statements

A computation of reserve requirement is not applicable to Boustead Securities, LLC as the Company qualifies for exemption under Rules15c3-3 (k) (2) (i) and 15c3-3 (k) (2) (ii).

Information relating to possession or control requirements is not applicable to Boustead Securities, LLC as the Company qualifies for exemption under Rules 15c3-3 (k) (2) (i) and 15c3-3 (k) (2) (ii).

Boustead Securities LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Boustead Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Boustead Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Boustead Securities LLC stated that Boustead Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Boustead Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Boustead Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 28, 2017

Boustead Securities

Assertions Regarding Exemption Provisions

We, as members of management of Boustead Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

Boustead Securities, LLC

By:

Keith Moore, CEO

February 28, 2017

Boustead Securities LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members
Boustead Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Boustead Securities LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Boustead Securities LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Boustead Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 28, 2017

Boustead Securities LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

		Amount
Total assessment	$	7,501
SIPC-6 general assessment Payment made on August 22, 2016		(1,333)
SIPC-7 general assessment Payment made on February 19, 2017		(6,168)
Total assessment balance **(overpayment carried forward)**	$	-